UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                                (AMENDMENT NO. 1)
                                                        SEC File Number 0-26625
                                                        CUSIP Number 66986W 10 8

                          NOTIFICATION OF LATE FILING

(Check One): |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR
             For Period Ended: DECEMBER 31, 2005

      |_| Transition Report on Form 10-K     |_| Transition Report on Form 10-Q
      |_| Transition Report on Form 20-F     |_| Transition Report on Form N-SAR
      |_| Transition Report on Form 11-K

          For the Transition Period Ended:_____________________

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________________


                         PART I - REGISTRANT INFORMATION
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Full Name of Registrant: NOVAMED, INC.

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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
980 NORTH MICHIGAN AVENUE
SUITE 1620

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City, State and Zip Code
CHICAGO, IL  60611
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                        PART II - RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

      On March 17, 2006, NovaMed, Inc. (the "Company") filed a Notification of Late Filing on Form 12b-25 relating to the delayed filing of its Annual Report on Form 10-K. The Company has determined that it no longer expects to file its Form 10-K by March 31, 2006, and is filing this Amendment No. 1 to Form 12b-25 to amend its initial Form 12b-25 filing.

      As previously disclosed, shortly before the March 16, 2006 filing deadline for its Form 10-K, the Company became engaged in an analysis of whether certain accounting errors had occurred in its previously issued financial statements for the fiscal years ended December 31, 2002 through December 31, 2004 and for the first three quarters of fiscal 2005. Specifically, the Company, BDO Seidman, LLP ("BDO"), the Company's independent registered public accounting firm, and PricewaterhouseCoopers LLP ("PwC"), the Company's former independent registered public accounting firm, were considering whether errors in such financial statements had occurred as a result of a possible erroneous application of generally accepted accounting principles relating to certain written options granted by the Company to several physicians (the "ASC Options"). The terms of the ASC Options provided these physicians with the right to acquire equity interests from the Company in specified ambulatory surgery centers in which the Company has an ownership interest. As a result of this analysis and its consultations with BDO and PwC, the Company has concluded that its historical accounting for the ASC Options was in error. As a result of this determination, the Audit Committee of the Company's Board of Directors concluded on March 30, 2006 that the Company's previously issued financial statements for the fiscal years ended December 31, 2002 through December 31, 2004 and for the first three quarters of 2005 should no longer be relied upon and that the Company will restate such financial statements to correct these errors.

      The errors in the Company's financial statements relate to the Company recording the purchase price paid to buy out the ASC Options as goodwill in its financial statements. The Company has concluded that the ASC Options, because of their specific terms and characteristics, should have instead been recorded as liabilities at their fair value at the time of issuance. The ASC Options should then have been adjusted to fair value at each subsequent reporting date after issuance and the specific adjustments to fair value should have been recorded through earnings in each reporting period. The Company currently estimates that the impact of the restatements will be as follows:

      o The Company's expenses will be increased by approximately $3.5 million to $4.0 million in the aggregate over the fiscal years ended December 31, 2002 through December 31, 2004. The specific expense per reporting period is subject to final determination by the Company and PwC. Liabilities on the Company's consolidated balance sheets at each of December 31, 2002, 2003 and 2004 will be increased by the amount of expense in the respective period.

      o Goodwill on the Company's consolidated balance sheets will be reduced by approximately $3.5 million to $4.0 million as of December 31, 2005.


      The impact of this restatement on the Company's financial statements for the twelve months ended December 31, 2005 will likely be limited to adjustments to the Company's balance sheet. The Company does not currently anticipate that the restatement will have any impact on its statement of operations or statement of cash flows for the twelve months ended December 31, 2005. Therefore, the previously reported diluted earnings per share of $0.23 for the twelve months ended December 31, 2005 will not likely be affected by the necessary restatement. Moreover, the ASC Options that triggered the analysis and necessary restatement no longer exist so they will have no further impact on the Company's future results of operations.

      Although the Company has concluded that its historical accounting treatment of the ASC Options was erroneous, the actual restatement adjustments that will be necessary remain subject to final determination by the Company and audit by BDO and PwC.

      As a result of the timing of its conclusion regarding the erroneous historical accounting treatment of the ASC Options as described above, the Company will be unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 by March 31, 2006. The Company is devoting all available resources to the completion of the necessary restatements and will file its Form 10-K with the Securities and Exchange Commission as soon as practicable following such completion and the audit of the necessary restatements by BDO and PwC.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      SCOTT T. MACOMBER               (312)                   664-4100
      -----------------            -----------           ------------------
           (Name)                  (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                  |X| Yes |_| No
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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                    |X| Yes |_| No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See the discussion set forth in Part III above regarding the erroneous historical accounting treatment of the ASC Options and the Company's estimate of the necessary restatement adjustments. As stated above, the actual restatement adjustments that will be necessary remain subject to final determination by the Company and audit by BDO and PwC.


Forward-Looking Statements

      The information contained in this notice includes forward-looking statements regarding the estimated impact of accounting errors on the Company's results of operations and financial condition, and the restatement of the Company's financial statements for prior periods and the timing and impact thereof. These statements reflect the current beliefs and assumptions of the Company's management and are based on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them publicly in light of new information or future events. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. An example of these factors includes, but is not limited to, the nature of the final determination by the Company of the necessary restatement adjustments discussed in this notice and the impact, if any, of the audit of such restatement adjustments by BDO and PwC. For a discussion of other factors that could affect the Company's future results of operations and performance, readers are encouraged to refer to the Company's Form 10-K for the fiscal year ended December 31, 2004 as filed with the Securities and Exchange Commission on March 31, 2005.

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                                  NOVAMED, INC.

                  ---------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    March 30, 2006                   By:    /s/ Scott T. Macomber
     ------------------                      -----------------------------------
                                                 Scott T. Macomber, Executive
                                                 Vice President and
                                                 Chief Financial Officer